Inergy Midstream, LLC

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

October 7, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, LLC
Registration Statement on Form S-1
Filed August 24, 2011
File No. 333-176445

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, LLC, a Delaware limited liability company (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2011, with respect to the Company’s Registration Statement on Form S-1, File No. 333-176445, initially filed with the Commission on August 24, 2011 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Unless otherwise specified herein, all references to page numbers and captions correspond to Amendment No. 1.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Securities and Exchange Commission

October 7, 2011

Response:

We acknowledge the Staff’s comment and will undertake to provide in future amendments to the Registration Statement all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the common units and the maximum number of common units offered. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any subsequent comments that may result from the Staff’s review of future amendments to the Registration Statement prior to any distribution of the preliminary prospectus.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response:

Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the letter from the Financial Industry Regulatory Authority, Inc. (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has completed its review and has no additional concerns with respect to any proposed underwriting arrangements.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions as well as the other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

We acknowledge that the Staff needs adequate time to review all exhibits to the Registration Statement prior to accelerating the effectiveness of the Registration Statement. We have filed Exhibit 3.1 with Amendment No. 1, and we will file all other exhibits and Appendix A as soon as possible to allow adequate time for the Staff to review all exhibits to the Registration Statement prior to our request for accelerated effectiveness of the Registration Statement.

4. Please provide us with gatefold information such as pictures, graphics or artwork that will be used in the prospectus, if any.

Response:

We acknowledge the Staff’s comment and will include gatefold information that will be used in the prospectus in a subsequent amendment to the Registration Statement.

5. We note your disclosure throughout your registration statement that Inergy, L.P. owns additional midstream assets in addition to the Northeastern midstream assets it is contributing to you in connection with this offering. We also note that the acquisition of

Securities and Exchange Commission

October 7, 2011

facilities from Inergy, L.P. and third parties in the future is one of the key components of your business strategy to increase the cash distributions that you pay to your common unitholders. Please revise to disclose the factors Inergy, L.P. considered in determining those assets to contribute to you in connection with your initial public offering as well as the factors it considered in determining to retain its remaining midstream assets.

Response:

We have revised our disclosure on page 98 to state the factors that NRGY considered in determining those assets to contribute to us in connection with our initial public offering as well as the factors NRGY considered in determining to retain its remaining midstream assets.

Prospectus Cover Page

Cover Page

6. Consistent with your disclosure elsewhere on the prospectus cover page, please revise the 10th bullet to refer to Inergy, L.P.

Response:

We have revised the 10th bullet on the prospectus cover page to refer to “Inergy, L.P.”

7. We note your disclosure in the second risk factor on page 34 that, “[u]nlike most publicly traded partnerships with incentive distribution rights, [you] will not have any subordinated units held by [y]our general partner and its affiliates the distributions on which would be reduced in order to support a distribution to common unitholders.” Please expand the risk factor on your prospectus cover page and in your summary risk factors to provide investors with more information on the risks this atypical structure poses to them.

Response:

We have expanded the referenced risk factor on the prospectus cover page and in our summary risk factors on page 6 to provide investors with more information on the risks that our structure poses to them.

Summary, page 1

8. Please revise your prospectus to eliminate or reduce repetitive information, and to ensure that the information flows logically so that investors will more readily understand the significance of your disclosures. Currently your summary is lengthy and contains duplicative information. For example, the Overview section of your prospectus summary repeats disclosure on pages 68 and 95 while the Natural Gas Storage chart on pages 2 and 3 is repetitive of information contained on page 97. Please delete or shorten these sections. Please see Section II.A.3.c of Securities Act Release No. 33-6900 and the instruction to Item 503(a) of Regulation S-K.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised our disclosure on pages 2, 3, 4 and 5 to eliminate or reduce repetitive information and to ensure that the information flows logically so that investors will more readily understand the significance of our disclosures.

Our Business Strategies, page 4

9. Please revise the third bullet point to state, as you do on page 102, that NRGY is under no obligation to make any acquisition opportunities available to you. Similarly, please revise the third bullet point in the “Our Competitive Strengths” section on page 5 to clarify, as you do on page 104, that NRGY has no obligation to sell or jointly develop any assets with you. We note similar statements in other areas of your filing, such as in the “Growth Opportunities” section on page 71. Please review your entire filing for compliance with this comment.

Response:

We have revised our disclosure on pages 3, 4, 20, 72 and 106 to clarify that NRGY is under no obligation to make any acquisition opportunities available to us and that NRGY has no obligation to sell or jointly develop any assets with us.

Our Competitive Strengths, page 5

10. We note your statement in the fifth bullet point that “[a]s of June 30, 2011, approximately 95% of [y]our storage revenue was obtained from fixed reservation fees under long-term storage agreements with strong, creditworthy customers...” We further note similar statements in other parts of your filing such as on pages 103 and 104. Please revise to provide this percentage as of a more recent practicable date in light of your subsequent purchase of Seneca Lake, which is only 59% contractually committed. Please review your entire filing for compliance with this comment.

Response:

We have revised our disclosure accordingly. Please see pages 4, 70, 102, 106 and 108. We have also clarified on pages 70, 102 and 106 that, as of a more recent practicable date, the aggregate storage capacity of our natural gas storage facilities was approximately 95% contracted under fixed reservation fee agreements. (emphasis added) Seneca Lake’s working gas capacity of 1.5 Bcf represents less than 4% of the combined working gas storage capacity of all of our natural gas storage facilities (41.0 Bcf). As a result, the amount of contractually committed storage capacity at our Seneca Lake facility does not have a significant impact on either the amount of aggregate revenues we derive from fixed reservation fees or the percentage of contracted capacity at our natural gas storage facilities, in the aggregate.

Securities and Exchange Commission

October 7, 2011

The Offering, page 11

Cash distributions, page 11

11. Consistent with your disclosure in the third risk factor on page 37, please revise to clarify that reimbursements to your general partner and its affiliates are made prior to cash distributions to common unitholders. Please also briefly describe and quantify the general partner’s and its affiliates’ fees and expenses that are paid prior to the distributions. Please make similar revisions in the risk factors on pages 19 and 37, your disclosure under the headings “Cash Distribution Policy and Restrictions on Distributions” on page 46, “Payments to our general partner and its affiliates” on page 123, and elsewhere in the filing, as applicable. Please see Securities Act Release No. 33-6900.

Response:

As disclosed on pages 7, 118 and 126, we will reimburse our general partner and its affiliates, including NRGY, for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement. We have revised our disclosure on pages 7, 10, 11, 18, 37, 47, 118 and 126 to (i) clarify that reimbursements to our general partner and its affiliates are made prior to cash distributions to common unitholders, (ii) briefly describe the expenses and payments for which we will reimburse our general partner and its affiliates and (iii) provide an estimate of those expenses.

Material U.S. federal income tax consequences, page 14

12. Please disclose that you have received a tax opinion and identify counsel.

Response:

We have revised the disclosure on page 13 to confirm that all statements of legal conclusions contained in the section entitled “Material U.S. Federal Income Tax Consequences,” unless otherwise noted, are the opinion of Vinson & Elkins L.L.P.

Summary Historical and Pro Forma Financial and Operating Data, page 15

13. Please clearly disclose that all periods of financial statements presented here are those of Inergy Midstream, LLC and its subsidiaries, excluding Tres Palacios Gas Storage LLC and US Salt, LLC, and that you have excluded Tres Palacios and US Salt because you will transfer these businesses to your parent company prior to the closing of this offering. We note your disclosure on this matter elsewhere in your filing; however, we believe it will assist the reader’s understanding of the financial information presented to make these disclosures in the same location as the related financial information. Please also apply this comment to your Selected Historical and Pro Forma Financial and Operating Data on page 65.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised the disclosure on pages 14 and 66 to clearly disclose that the financial and operating data for all periods presented under “Summary—Summary Historical and Pro Forma Financial and Operating Data” and “Selected Historical and Pro Forma Financial and Operating Data,” respectively, are those of Inergy Midstream, LLC and its subsidiaries, excluding Tres Palacios Gas Storage LLC and US Salt, LLC, and that we have excluded Tres Palacios Gas Storage LLC and US Salt, LLC because we will transfer these businesses to NRGY in connection with the closing of the offering.

Non-GAAP Financial Measures, page 17

14. We note that you have presented a non-GAAP financial measure labeled as EBITDA. We further note that you have reconciled this measure to net income attributable to members/partners instead of net income and you have removed the portion of ITDA attributable to non-controlling partners. Since the measure you are presenting appears to be the portion of EBITDA attributable to members/partners instead of EBITDA, please revise the title of this measure to distinguish it from EBITDA and reconcile this measure to net income. Refer to questions and answers 103.01 and 103.02 from our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We have revised our disclosure accordingly. Please see pages 16-17 and 68.

15. If you continue to present the measure that you call EBITDA, please revise footnote (a) to clarify how you calculated the interest of non-controlling partners in consolidated ITDA.

Response:

We have revised our disclosure accordingly. Please see pages 17 and 68.

Risk Factors, page 19

Tax Risks to Common Unitholders, page 39

Our tax treatment depends on our status..., page 39

16. Mitigating language is generally not appropriate for risk factor discussion. Please revise this risk factor to delete the statement that you do not believe, based upon your current operations, that you will be treated as a corporation.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised the risk factor referenced above to delete mitigating language. Please see page 39.

Use of Proceeds, page 43

17. We note your disclosure in the first paragraph regarding the use of a portion of the proceeds. Please disclose how the balance of the net proceeds will be used. Please see Item 504 of Regulation S-K.

Response:

We have revised our disclosure relating to use of proceeds on pages 10 and 43 to disclose that the balance of net proceeds, if any, will be used for general partnership purposes.

Cash Distribution Policy and Restrictions on Distributions, page 46

General, page 46

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 46

18. Please refer to the seventh bullet point under this heading. You state that the ability of your subsidiaries to make distributions to you may be restricted by, among other things, the provisions of existing and future indebtedness. It is unclear from your current disclosure whether the indebtedness that you will have at the closing of this offering will contain restrictions on the ability of your subsidiaries to make distributions to you, and if so, the terms of such restrictions. Please revise your disclosure to provide more detailed information about your specific situation at the time of closing so that investors can assess the likely impact of any such restrictions on your ability to pay cash distributions.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our revolving credit facility with our lenders and that we expect to finalize those terms prior to the commencement of this offering. We currently do not expect that our revolving credit facility will contain restrictions on the ability of our subsidiaries to make distributions to us and have revised the disclosure on page 47 accordingly. The Company hereby undertakes to update its disclosure to reflect the material terms of the revolving credit facility, including restrictions on the ability of our subsidiaries to make distributions to us, if any, once those terms have been agreed to by the parties.

19. We note that you historically have received funding from your affiliates. Please tell us and disclose to your investors whether there is a commitment, intent or reasonable possibility that your general partner or other affiliates will fund your cash flow deficits or provide other direct or indirect financial assistance to you following the closing of this offering.

Securities and Exchange Commission

October 7, 2011

Response:

We do not have any commitment with our general partner or other affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. However, upon completion of this offering, NRGY will have a significant economic stake in us through its ownership of a substantial majority of our outstanding common units and an indirect interest in 100% of our incentive distribution rights. This retained economic stake will provide NRGY with a strong incentive to promote and support the successful execution of our growth plan and strategy. As a result, there is a reasonable possibility that NRGY would choose to provide us with direct or indirect financial assistance. However, the indentures governing NRGY’s outstanding senior notes would substantially restrict the types, amounts and terms of any such assistance that NRGY might wish to provide us. We have revised our disclosure on pages 23, 47-48 and 83 to clarify these matters.

Estimated Cash Available for Distribution for the 12 Months Ending December 31, 2012, page 51

20. We note that the most recent period of historical financial statements included in this filing is the nine months ended June 30, 2011. Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended December 31, 2012 as this date is 18 months from your most recent balance sheet date and approximately 16 months from the date of this filing. To help us better understand the reason for this presentation, please tell us whether a calendar period is more susceptible to projection than a fiscal year and provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering.

Response:

The Company believes that providing an estimate of cash available for distribution for the twelve-month period that commences closer to the marketing and closing of the offering (currently estimated to occur in December 2011) provides more meaningful prospective information to potential investors than forecasting for an earlier period. In addition, due to the amount of revenue currently under contract with existing customers and expected to be under contract through December 31, 2012 and our management’s substantial experience in the midstream industry, the Company believes that its ability to forecast financial information for the twelve months ending December 31, 2012 is not significantly different from its ability to forecast financial information for a prior period. The Company expects to request effectiveness of the Registration Statement and close this offering in December 2011. Therefore, the Company believes that it is appropriate to present its estimate of cash available for distribution for the twelve months ending December 31, 2012.

Securities and Exchange Commission

October 7, 2011

21. We note your subtotal titled “Total distributions.” Please revise the title of this line to clarify, if true, that this subtotal represents total minimum annual cash distributions. If our understanding of this subtotal is incorrect, please explain to us in more detail and revise the title of this line to better convey what this subtotal represents.

Response:

Unlike most publicly traded partnerships with incentive distribution rights, we will not have any subordinated units, the distributions on which would be reduced in order to support a distribution to common unitholders. As a result, it would not be appropriate to refer to the subtotal titled “Total distributions” as “Total minimum annual cash distributions.” However, we have revised the title of the subtotals on pages 50 and 52 to “Total annualized initial quarterly cash distributions.”

Assumptions and Considerations, page 53

22. Given the significant differences in your forecasted results as compared to your historical periods, please ensure that you provide a robust discussion of each underlying factor that contributes to the expected differences, or provide a cross-reference to where this disclosure is provided elsewhere in your filing, and quantify the impact of each factor on your results where practicable.

Response:

We have revised our disclosure accordingly. Please see pages 53-57.

23. We read at the bottom of page 53 that your forecast for the 12 months ending December 31, 2012 assumes and reflects the completion of the construction projects listed and the acquisition and expansion of Seneca Lake. Given the significant impact these items are expected to have on your forecasted results, please revise to provide more information about these items.

•

In regards to the construction and expansion projects listed, please describe in better detail the expected period during which construction will occur, the percentage of construction completed to date, and based on the foregoing, whether you are on schedule to meet the disclosed dates at which the items will be placed into service. For example, you disclose that you expect to place your North/South expansion project into service in October 2011. In order to meet this deadline, we assume you would have completed virtually all of that project as of the end of September 2011, and if you had not, additional explanation would be necessary to clarify why October 2011 was still an appropriate service date or to clarify that you had pushed back the service date and adjusted your estimated cash distributions accordingly.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised our disclosure to describe in better detail the items noted above, including providing a cross-reference to “Business—Our Growth Projects,” which includes additional detail regarding our significant growth projects. Please see pages 53-54 and 100-102.

•

In regards to the acquisition of Seneca Lake, since this acquisition has not yet appeared in your historical financial statements, it is unclear to your readers what impact this acquisition is expected to have on your results in the near term and whether or why you are forecasting an improvement in results from this facility over the next 16 months. In this regard, we assume that you may have acquired some storage contracts with this facility; however, you indicate on page 3 that you currently have contractually committed only 59% of this facility’s capacity and you are in the process of leasing out the remaining capacity. Please explain in more detail your assumptions related to this facility, either here or throughout the discussion of your assumptions. If possible, please quantify the revenues and expenses related to this acquired facility during the three months ended September 30, 2011, and based on this historical data, explain the basis for any assumptions about changes between September 30, 2011 and December 31, 2012.

Response:

We have revised our disclosure to explain in more detail our assumptions related to the Seneca Lake facility. Please see pages 53-54. We respectfully advise the Staff that, as of the date of filing Amendment No. 1, we did not have financials available to provide the revenues and expenses related to the Seneca Lake facility during the three months ended September 30, 2011, but we will update our revenues and expenses through a more current date in a future amendment to the Registration Statement.

•

We note your disclosure of the expected expansion of the Seneca Lake facility by 0.6 Bcf. Given that this additional capacity does not appear material to your current total working gas storage capacity of 41.0 Bcf as disclosed on page 3, and given that you do not expect to complete this expansion until December 1, 2012, we assume that this expansion has very little impact on your forecasted cash available for distribution. Please confirm our assumption and clarify this to your readers, or if our assumption is incorrect, please explain this to us in detail.

Response:

We have revised our disclosure accordingly. Please see page 54.

Securities and Exchange Commission

October 7, 2011

Revenue, page 54

Firm Storage, page 54

24. We note that you expect your firm storage revenue to be $107 million for the year ended December 31, 2012. We also note that you have given the percentages of that revenue you expect to be generated from natural gas storage under existing contracts, natural gas storage under new contracts, and NGL storage under existing contracts. Please clarify to your investors your historical volume from each source versus your forecasted volume from each source. Please also quantify the increase in revenue you expect from each of these sources and the extent to which these increases are related to an increase in volume, an increase in rates, or the introduction of new facilities.

Response:

We have revised our disclosure accordingly. Please see pages 54-55.

Transportation, page 54

25. We note your discussion of your expected increase in transportation revenue in the year ended December 31, 2012. We note that you have significant new assets that you plan to place in service that account for the majority of the increase in transportation revenues. However, it appears that none of these sources accounts for the revenue that was recognized in the year ended September 30, 2010 and the 12 months ended June 30, 2011. Please explain the source of your historical transportation revenue and whether or how you expect it to change over the forecast period.

Response:

We have revised our disclosure accordingly. Please see page 55.

Hub Services, page 55

26. Please explain in more detail the reasons you expect an increase in your revenue from Hub services for the year ended December 31, 2012. Please quantify the effect of each different reason.

Response:

We have revised our disclosure accordingly. Please see page 55.

Cost of Services Sold, page 55

27. Please explain in more detail the reasons that you expect your cost of services sold to decrease for the year ended December 31, 2012 as compared to the year ended September 30, 2010 and the 12 months ended June 30, 2011, especially given the fact that you expect your revenue to increase by 70% and 52%, respectively.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised our disclosure accordingly. Please see page 56.

Operating and Administrative Expenses, page 55

28. You state on page 120 that in connection with the closing of this offering, the board of directors of your general partner may grant awards to your key employees and your outside directors pursuant to the long-term incentive plan. We assume that you have not included any expense related to these possible LTIP awards since no final decision has been made. If our assumption is correct, please disclose that this is one of the assumptions underlying your forecasted amount of operating and administrative expenses so that investors better understand how a decision on this matter may impact your estimated cash distributions.

Response:

We have revised our disclosure accordingly. Please see page 56.

Capital Expenditures, page 55

29. We note your disclosure elsewhere in this document, such as pages 23 and 103, that you are developing approximately $380 million in internal growth projects expected to be completed throughout 2012. It is unclear from your disclosures what portion of this $380 million was spent during the periods for which you present historical financial statements, what portion is expected to be spent during the 12 months ended December 31, 2012 forecasted here, and what portion is expected to be spent between June 30, 2011 and December 31, 2011 (i.e. the period not covered by your historical financial statements or your forecasted financial statements). Please revise your disclosures in an appropriate location in this filing to clarify this matter so that we can reconcile the disclosures elsewhere in this document to your forecast that you will spend only $120.1 million on capital expenditures during the 12 months ended December 31, 2012.

Response:

We have revised our disclosure on pages 22, 56, 85 and 107 to clarify the portions and periods over which our approximate $380 million of capital expenditures have been or will be spent.

Securities and Exchange Commission

October 7, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Results of Operations, page 74

30. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase or decline in demand, a change in the mix of customers, a decrease in compression costs, or an increase in fuel-in-kind collections, please provide your readers with insight into the underlying drivers of those changes.

Response:

We have revised our disclosure on pages 75-81 to provide more insight on the underlying causes of increases and decreases in the components of net income.

Nine Months Ended June 30, 2011 Compared to Nine Months Ended June 30, 2010, page 74

Cost of Services Sold, page 74

31. We note your disclosure on page 74 that “[t]ransportation cost of services sold was $5.1 million for the nine months ended June 30, 2011 and 2010” and your disclosure on page 77 that “[t]ransportation cost of services sold was $6.8 million in fiscal 2010 and 2009.” Please explain if these costs are fixed in both periods presented and if so, why. Please see Item 303(a)(3) of Regulation S-K.

Response:

We have revised our disclosure accordingly. Please see pages 76 and 78.

32. We note your disclosure that “[v]ehicle costs and wages amounted to $2.4 million and $1.2 million for the nine months ended June 30, 2011 and 2010, respectively.” Please explain the reason for this increase. Please see Item 303(a)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the staff that, in preparing the response to this comment, we discovered that the vehicle costs and wages for the nine months ended June 30, 2011 was actually $1.5 million instead of $2.4 million. We have revised the disclosed amount on page 76 accordingly. This change also impacted the disclosure of this same information on page F-28, and this amount was changed from $27.3 million to $26.4 million.

Securities and Exchange Commission

October 7, 2011

Liquidity and Sources of Capital, page 81

Revolving Credit Facility, page 83

33. It appears that you will be familiar with the terms of your new credit facility prior to the closing of this offering. If true, upon learning the terms of your new credit facility, please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions. Please also update the first bullet under the heading “Limitations on Cash Distributions and [Your] Ability to Change [Your] Cash Distribution Policy” on page 46 to cross-reference to the discussion of these restrictions in your MD&A.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our revolving credit facility with our lenders and that we expect to finalize those terms prior to the commencement of this offering. The Company hereby undertakes to update its disclosure to reflect the material terms of the revolving credit facility, including the financial covenants that the Company must satisfy prior to making distributions, once those terms have been agreed to by the parties. We have revised the first bullet under the subheading “Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 46 to cross-reference the discussion of restrictions contained in our revolving credit facility on pages 85-86.

Contractual Obligations, page 84

34. We note that the only item included in your contractual obligations table is purchase commitments of identified growth projects. Please tell us how you considered including obligations related to capital or operating leases, asset retirement obligations, or any other long-term liabilities reflected on your balance sheet.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company does not have any capital leases. The only operating leases in place relate to de minimis leases for land at certain of our locations. We excluded these leases from the contractual obligations table because the aggregate of annual payments on these leases is less than $200,000 and due to the immaterial nature of these commitments with respect to our business. The asset retirement obligations are not considered to be significant as there are no current plans to close any of the facilities and the timing of the actual closing cannot be estimated with any certainty.

35. Based on the disclosures elsewhere in your filing that you are developing approximately $380 million in internal growth projects expected to be completed throughout 2012, please explain to us why your purchase commitments of identified growth projects as of September 30, 2010 are only $12.3 million.

Securities and Exchange Commission

October 7, 2011

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the amount of purchase commitments only represents what we are contractually obligated to purchase. The $380 million in internal growth projects encompasses the contractual commitments, amounts we have already spent and amounts we plan to spend but are not contractually obligated to spend.

Natural Gas Industry, page 87

36. We note your disclosure on pages 5 and 103 that one of your competitive strengths is that you have “[s]trategically located assets proximate to prolific shale plays.” We further note your statement that “[n]atural gas production from the major shale formations is forecast to provide the majority of the growth in unconventional natural gas supply, increasing to approximately 47% of total U.S. natural gas supply in 2035 as compared with 16% in 2009.” Please provide us with the supporting documentation for this statement.

Response:

In response to the Staff’s request, enclosed is a supplemental binder (the “Supplemental Binder”), which includes a copy of selected pages from the EIA’s Annual Energy Outlook 2011 that supports the statement referenced above. Page 79 of the EIA’s report has been tabbed and contains the supporting documentation, which has been highlighted, for the statement referenced above. A copy of the full report may be downloaded at the EIA’s website at http://www.eia.gov/forecasts/aeo.

Business, page 95

Our Assets, page 95

37. Please explain any discrepancies between your disclosure and the Inergy Midstream portion of the Inergy website and revise your registration statement or website, as appropriate. By way of example only, we note the following discrepancies under this subheading and the subheading “Our Growth Projects” starting on page 98:

•	Throughout your registration statement, you disclose that Stagecoach is 95% contractually committed whereas the website reflects 100%;

•	Throughout your registration statement, you describe the MARC I pipeline as a 39- mile pipeline whereas the website states this is a 43-mile pipeline; and

•

Throughout your registration statement, you describe your existing NGL storage near Bath, New York as a 1.5 million barrel NGL facility whereas the website states that this is a 1.7 million barrel facility.

Securities and Exchange Commission

October 7, 2011

We also note disclosure on your website regarding the facility-owned pipeline at Steuben that does not appear to be described in your registration statement on page 96. Please revise your registration statement on page 96 and elsewhere, if appropriate, to disclose the “facility-owned 12.5 mile pipeline connected to Dominion’s Woodhull line” described as a part of the Steuben facility overview, available at this link: http://www.inergylp.com/midstream/gasstorage/steuben/index.asp or tell us why it is not appropriate to do so.

Response:

We have updated NRGY’s website and Amendment No. 1 to remove any discrepancies between the disclosure contained in each and to more consistently describe our lateral pipelines associated with each of our natural gas storage facilities, including our disclosure on page 98 of Steuben’s 8.5-mile lateral pipeline that connects to Dominion and our disclosure on page 99 of the 12.5 mile pipeline lateral that connects Steuben to Dominion.

Natural Gas Storage, page 96

38. We note your statement in footnote 3 on pages 3 and 97 that “Thomas Corners is indirectly connected to Dominion through [y]our Steuben facility.” We further note your statement on page 96 that you “intend to request FERC authorization to connect Thomas Corners to Dominion through Steuben’s existing laterals.” Please clarify in this footnote that connectivity to Dominion is still pending.

Response:

We have revised footnote 3 on page 99 to cross reference disclosure in Amendment No. 1 that clarifies that the ownership and operation of Steuben and Thomas Corners by Arlington Storage Company, LLC (“ASC”) under its tariff will effectively enable Thomas Corners to be directly connected to Dominion, and that we have not yet requested the FERC authorization required to facilitate this connectivity.

Our Operations, page 99

Natural Gas Storage Services, page 99

39. We note the following disclosures for the fiscal year ended September 30, 2010 and the nine months ended June 30, 2011:

•

In the first paragraph of this section, you disclose that “approximately 79% and 80%, respectively, of [y]our total revenue was derived from fee-based storage activities, including firm storage services and hub services;”

•	In the second paragraph of this section, you disclose that “approximately 77% and 76%, respectively, of [y]our total revenue was derived from firm storage services;” and

Securities and Exchange Commission

October 7, 2011

•	In the penultimate paragraph on page 100, you disclose that “approximately 13% and 12%, respectively, of [y]our total revenue was derived from interstate transportation services.”

Please revise to state for each of the last three fiscal years the amount or percentage of total revenue contributed by fee-based storage activities, including firm storage services and hub services, firm storage services and transportation services. Please see Item 101(c)(1)(i) of Regulation S-K.

Response:

We have revised our disclosure on pages 102-104 to state for each of the last three fiscal years the percentage of total revenue contributed by fee-based storage activities, including firm storage services and hub services; firm storage services; hub services; interstate transportation services and NGL storage services.

40. Please revise the table at the top of page 101 to include a column indicating whether the type of service is a firm storage service, a hub service or a transportation service. Please also revise your disclosure to describe no-notice storage services.

Response:

We have revised the table at the top of page 104 to include a column indicating whether the type of service is a firm storage service, a hub service or a transportation service. In addition, we have revised our disclosure on page 102 to describe no-notice storage services.

Natural Gas Transportation Services, page 100

41. Please revise your disclosure to define the term NYSEG.

Response:

We have revised our disclosure to define the term “NYSEG” on page 104, which is the first instance where such term is used in Amendment No. 1.

Our Business Strategies, page 101

Acquire facilities from NRGY and third parties, page 102

42. In light of your disclosure that “NRGY is under no obligation to make acquisition opportunities available to [you],” please revise the subheading here and elsewhere in your prospectus to remove the implication that your long-term strategy includes definitive plans to acquire midstream assets from NRGY. Alternatively, if you have an agreement or understanding with NRGY to acquire Tres Palacios, salt caverns from US Salt and/or NRGY’s West Coast NGL business, please revise to disclose the terms of these arrangements. Please also revise to disclose that NRGY is not restricted from competing

Securities and Exchange Commission

October 7, 2011

with you and may also acquire, construct or dispose of natural gas or NGL facilities or other midstream assets in the future without any obligation to offer you the opportunity to purchase or construct those assets. Please make similar revisions throughout your registration statement where you discuss the potential NRGY acquisition opportunities, including in your prospectus summary.

Response:

We have revised the relevant subheadings on pages 3 and 106 to remove the implication that our long-term strategy includes definitive plans to acquire midstream assets from NRGY. In addition, we have revised our disclosure on pages 3, 20, 72 and 106 to clarify that NRGY is not restricted from competing with us and may acquire, construct or dispose of natural gas or NGL facilities or other midstream assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Title to Properties and Rights of Way, page 113

43. We note your disclosure that you have real property in which your interest derives from leases and that some of the land on which your facilities are located are held by you pursuant to leases. However, we do not see any mention of leases in the footnotes to your financial statements or your contractual obligations table. Please explain to us in more detail the leases that you are a party to and how you considered disclosing information related to them in your footnotes and contractual obligations table.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have various operating leases to secure access to land at certain of our facilities. We did not disclose these leases in our footnotes or contractual obligations table because, collectively, they are not significant, with total annual payments of less than $200,000. We also believe that these commitments are not qualitatively material to our business. In addition, we do not consider operating leases relating to our FERC-regulated operations to be significant because we are authorized under federal law to acquire by condemnation the property rights needed by our FERC-regulated operations if we cannot secure such property rights through bilateral negotiations.

Executive Compensation, page 119

Compensation Discussion and Analysis, page 119

Historical Compensation, page 119

44. We note your disclosure in this section that “[b]ecause our general partner was recently formed and has not accrued any compensation obligations, we are not presenting historical compensation information.” We further note your disclosure in the third

Securities and Exchange Commission

October 7, 2011

paragraph on page 119 that “[c]ertain of our officers may devote the majority of their time to our business, while other officers will have responsibilities for both us and NRGY and will devote less than a majority of their time to our business.” Please clarify whether any of the executive officers of Inergy Midstream, LLC have historically devoted a majority of their time to your (or Inergy Midstream, LLC’s) business. We may have further comments after we review your response.

Response:

William R. Moler has historically devoted a majority of his time to Inergy Midstream, LLC. We expect that Mr. Moler will initially devote approximately 75% of his time to our operations. Please see pages 118 and 122.

Security Ownership of Certain Beneficial Owners and Management, page 121

NRGM GP, LLC Change of Control Event, page 121

45. In an appropriate place in your filing, please clarify the role of MGP GP, LLC. Please also add this entity to the diagram on page 10.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 1 to disclose that MGP GP, LLC will be a wholly owned subsidiary of NRGY and the general partner of Inergy Midstream Holdings, L.P., which will be the sole member of our general partner and the holder of our incentive distribution rights. Please see pages 124 and 128. We have also added these entities to the diagram on page 9.

Certain Relationships and Related Party Transactions, page 122

46. We note the disclosure regarding your guarantee of certain indebtedness of Inergy, L.P. both in Note 7 to your consolidated financial statements and Note 4 to your unaudited consolidated financial statements. To the extent this guarantee will be terminated in connection with the offering, please revise to disclose this. If this guarantee will continue, please revise your registration statement under this heading to provide the disclosure required by Item 404(a) of Regulation S-K, under the subheading “Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 46 to discuss any restriction on your ability to pay distributions resulting from this guarantee and elsewhere, as appropriate.

Response:

We have revised our disclosure on pages F-20 and F-32 to disclose that our guarantee of certain indebtedness of NRGY will be terminated in connection with this offering.

Securities and Exchange Commission

October 7, 2011

Agreements with Affiliates in Connection with the Transactions, page 123

Contribution Agreement, page 124

47. We note your disclosure that immediately prior to this offering, you “will transfer or distribute to Inergy, L.P. ... certain assets that will not be part of [y]our initial assets, including 100% of the membership interests in ... US Salt.” In the penultimate bullet on page 91, you describe “real ... property acquisition costs” as one of the primary cost categories for the development of natural gas storage facilities. In describing your NGL storage growth project under the heading “NGL Storage” on page 98, you disclose that “the land comprising the [Watkins Glen] brine field is owned by [y]our affiliate, US Salt...” and that this growth project “will utilize existing salt caverns solution mined by US Salt....” Please revise your disclosure to describe the material terms of any agreements you have with US Salt relating to the development of the Watkins Glen NGL storage facility, such as agreements governing the transfer or lease of the property for this facility. Please also provide the information required by Item 404(a)(3) and (a)(4) of Regulation S-K for the third-party storage contracts at Watkins Glen that will be assigned to you by Inergy Propane.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have no agreements in place with US Salt, LLC relating to the development of the Watkins Glen storage facility. US Salt, LLC will convey to us the land associated with the Watkins Glen facility prior to the closing of this offering. Please see our revised disclosure on page 101. We have also revised our disclosure on page 127 to provide the information for the unaffiliated third-party storage contract at Watkins Glen that will be assigned to us by Inergy Propane.

Other Transactions with Related Persons, page 125

48. We note your disclosure regarding the firm storage services you provide to your affiliate, Inergy Propane, at your Bath NGL storage facility. Please revise to state under this heading the duration or expiration date of this agreement.

Response:

We have revised our disclosure accordingly. Please see page 128.

49. We note our disclosure that “[a]s of June 30, 2011, [you] had approximately $123.7 million of indebtedness outstanding to Inergy Propane, which was not subject to interest.” Please update this amount of indebtedness as of the latest practicable date in this section and throughout your filing, such as on pages 9, 15 and 65. For the last fiscal year, please also provide the largest aggregate amount of the principal outstanding and the amount of principal paid, if any. Please see Item 404(a)(5) of Regulation S-K.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised our disclosure accordingly. Please see pages 8, 14, 66, 125 and 128.

Material U.S. Federal Income Tax Consequences, page 150

Taxation of the Partnership, page 150

Partnership Status, page 150

50. We note that counsel’s opinion regarding whether a deemed contribution and liquidation following your failure to meet the qualifying income exception will result in the recognition of taxable income is subject to a degree of uncertainty because counsel uses the phrase “should not” instead of “will not” when providing its opinion. Please revise your disclosure to explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion.

Response:

A deemed corporate formation and partnership dissolution generally would not be taxable to us or our common unitholders unless our liabilities exceed the tax basis of our assets. However, there are limited circumstances—which are not anticipated to occur—under which such deemed transactions could give rise to the recognition of taxable income.

Because the additional circumstances under which we could be required to recognize taxable income are not anticipated to occur and would require substantial additional disclosure to describe, we believe that additional disclosure of such circumstances do not enhance the main areas of risk outlined in the disclosure.

Consequently, we have revised the Registration Statement to respond to the Commission’s comment by indicating that the transactions described “generally will not” result in the recognition of taxable income by us or our unitholders. Please see page 154.

Financial Statements, page F-1

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

51. We note your list of the several formation transactions reflected in the pro forma condensed consolidated financial statements. Please revise your disclosure to clarify that the transfer of Tres Palacios Gas Storage LLC and US Salt to NRGY is already reflected in the Historical column. All of the other transactions you list in this section are reflected as pro forma adjustments, so this may be unclear to your investors.

Securities and Exchange Commission

October 7, 2011

Response:

We have revised our disclosure accordingly. Please see page F-2.

52. We note your disclosure in footnote (e) that you will borrow an additional $80 million on the assumed credit facility to fund a distribution to Inergy, L.P. in connection with the reimbursement of capital expenditures associated with your assets. Please confirm to us, if true, that these capital expenditures and the related payable to Inergy, L.P. are reflected in your historical financial statements, and consider clarifying this matter to your investors.

Response:

We acknowledge the Staff’s comment and confirm that the capital expenditures and related payable to NRGY referenced above are reflected in our historical financial statements. We have clarified this matter in our disclosure. Please see page F-6.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-4 and 5

53. Please revise to include pro forma earnings per share for the nine months ended June 30, 2011 and the year ended September 30, 2010. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and will include pro forma earnings per share for the periods referenced above in a future amendment to the Registration Statement when the number of common units expected to be sold in the offering is determined.

54. We note the discussion of allocated depreciation associated with corporate fixed assets within Note 2 to your historical financial statements. Please tell us whether you will continue to use these corporate fixed assets in the future, and if so, whether you will reimburse Inergy, L.P. for the use of these assets. If you will reimburse Inergy, L.P. for the use of these assets, please tell us whether you considered if categorizing these costs as rental expense would be more appropriate than categorizing them as depreciation since the related fixed assets will not be reflected on your balance sheet.

Response:

We respectfully advise the Staff that we expect to continue to utilize these assets in the future; however, we do not expect to reimburse Inergy, L.P. for the use of these assets.

55. Please tell us how you considered whether the expenses reflected in your historical carve-out financial statements are indicative of your anticipated expenses as a stand-alone company. In this regard, since you believe the terms of the omnibus agreement with Inergy, L.P. are no less favorable to either party than those that could have been negotiated with

Securities and Exchange Commission

October 7, 2011

an unaffiliated party, we assume that your expenses related to administrative services provided by Inergy, L.P. may increase following this offering as compared to the amount of allocated expenses reflected in your historical financial statements. Additionally, expenses such as compensation of your executive officers and other personnel are likely to increase once you are a stand-alone public company. If you do not have enough information about the likely increase in expenses to result in a factually supportable pro forma adjustment, you should provide a pro forma footnote describing in reasonable detail the types of expenses that are likely to increase upon the closing of this offering and quantifying management’s best estimate of the likely increase, similar to your disclosure about the additional expenses associated with being a publicly traded company.

Response:

We currently do not anticipate an increase in additional compensation of our executive officers, nor do we anticipate an increase in our headcount. It is possible that equity compensation will be granted to certain employees in the future. However, we do not have enough information about the likely increase in expenses to result in a factually supportable pro forma adjustment. We have added clarifying disclosure on page F-6 noting the possible increase in equity compensation expense.

Financial Statements for the Fiscal Year Ended September 30, 2010, page F-7

Consolidated Balance Sheets, page F-8

56. We note that the line item “Prepaid expenses and other current assets” is greater than five percent of total current assets. Please tell us how you considered the guidance in Rule 5- 02(8) of Regulation S-X. As part of your response, please provide us with a quantified detail of the types of accounts contained within this line item.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that amounts due to be refunded to the Company under New York’s Empire State Development program were in excess of 5% of current assets as of September 30, 2010 and 2009. In accordance with Rule 5-02(8) of Regulation S-X, the balances related to this account have been separately disclosed in Note 2 under the subheading “Property Tax Receivable” on page F-17. The balance of exchange contracts was in excess of 5% of current assets as of September 30, 2009 but was not in excess of 5% as of September 30, 2010 (or June 30, 2011). We have added disclosure in Note 2 under the subheading “Exchange Agreements” on page F-17 to disclose the amounts prepaid under the exchange contracts. The following table provides quantified detail of the items included in the line item “Prepaid expenses and other current assets”:

	As of September 30,
	2010	2009
	(in millions)
NY Property Tax	$3.7	$7.0
Exchange Contracts	0.5	3.5
Storage Royalty	0.2	0.2
Various County Property Tax	0.2	0.2
Prepaid Storage	0.2	—
Prepaid Insurance	0.1	0.1
Miscellaneous	0.1	0.1

Total	$5.0	$11.1

Securities and Exchange Commission

October 7, 2011

Consolidated Statements of Operations, page F-9

57. We note your presentation of Transportation revenue in each of the years ended September 30, 2010, 2009, and 2008. We also note your statements throughout your document that your MARC I pipeline and North/South expansion project are under development and not yet in operation. We also note that your intrastate pipeline was acquired in July 2011, which is subsequent to the most recent balance sheet presented. Please explain to us in more detail the source of your transportation revenues and revise your footnotes to clarify this matter for your investors.

Response:

Our transportation revenue for each of the years ended September 30, 2010, 2009 and 2008 stems from the sale of transportation services on the Tennessee Gas Pipeline. As disclosed in Note 2, transportation cost of service consists of costs to procure firm transportation capacity on certain pipelines. We have revised our disclosure under the subheading “Revenue Recognition” to add a similar disclosure in the revenue recognition section. Please see page F-13.

58. We note that you have presented revenue for Firm Storage, Transportation, and Hub Services but have only presented cost of services sold for Storage and Transportation. Please tell us and clarify for your investors where cost of services sold related to your Hub Services is included in your statement of operations.

Response:

Our cost of storage services sold includes costs associated with both firm storage and hub services. This is due to the fact that the costs associated with providing these services are indistinguishable. We have revised our disclosure accordingly under the subheading “Expense Classification” on page F-13.

Securities and Exchange Commission

October 7, 2011

59. We note that you have presented a subtotal called “Gross profit” on the face of your statements of operations. We further note that you have presented depreciation and amortization below this gross profit line item. We also note your disclosure on pages F-13 and F-14 that you have included some costs incurred in providing storage services in operating and administrative services. Please explain to us why you believe it is appropriate to show this subtotal for gross profit, including how you considered the guidance in SAB Topic 11:B related to reporting a figure for income before depreciation.

Response:

Costs of services includes costs directly related to providing the related service. Indirect costs associated with providing services have been classified outside of cost of services, and the amounts of such costs have been disclosed in Note 2. Depreciation and amortization are classified in a separate line item. In accordance with SAB Topic 11:B, we parenthetically noted on the “cost of services sold” line item that it excluded depreciation and amortization.

60. We note your disclosure in Note 5 concerning the ASC Credit Agreement that was repaid in July 2010. Please tell us where you have recorded interest expense related to this debt and consider clarifying this matter to your investors.

Response:

The interest associated with the ASC Credit Agreement was capitalized in accordance with FASB Accounting Standards Codification (“FASB ASC”) 835. We have revised our disclosure on page F-19 to clarify this matter.

Note 1. Organization and Basis of Presentation, page F-13

61. We read your disclosure that the accompanying consolidated financial statements have been prepared to represent the net assets and related historical results of Inergy Midstream with the exception of the operations of US Salt, LLC. This is inconsistent with disclosures elsewhere in your filing, which indicate that your financial statements exclude both Tres Palacios Gas Storage LLC and US Salt, LLC. Please revise or advise.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we acquired Tres Palacios Gas Storage LLC subsequent to September 30, 2010. Our historical periods do not include the results of Tres Palacios Gas Storage LLC because we did not own it. As a result, we do not believe that it is necessary to state that our results of operations exclude Tres Palacios Gas Storage LLC under the subheading “Basis of Presentation” on page F-13.

Securities and Exchange Commission

October 7, 2011

Note 2. Summary of Significant Accounting Policies, page F-13

62. You disclose on page 96 that your Steuben facility is a single-turn natural gas storage facility located in Steuben County, New York that generates fee-based revenues under a cost-of-service rate structure. Please tell us if you apply accounting for regulated operations as described in ASC 980. If so, please tell us how you considered the need for disclosures related to such accounting.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our storage customers at Steuben are currently contracted under a negotiated rate, which is below the recourse rate, and we expect to request FERC authorization to convert to market-based rates. We do not have any regulatory assets or liabilities. Thus, the disclosure requirements of FASB ASC 980 do not apply.

Revenue Recognition, page F-13

63. Since you separately present revenue from Firm Storage, Transportation, and Hub Services on the face of your statements of operations, please revise your accounting policy to briefly explain how you generate and recognize revenue for each of these types of activities. Your current disclosure that revenue is recognized during the period in which the services are provided appears overly generic. Refer to Question 1 of SAB Topic 13:B.

Response:

We have revised our disclosure accordingly. Please see page F-13.

Allocation of Expenses, page F-16

64. We note your statement that the allocation of shared costs does not necessarily reflect the costs which would have been incurred by Inergy Midstream on a stand-alone basis. Please tell us how you considered the guidance in Question 2 of SAB Topic 1:B.1 to quantify management’s estimate of what the expenses would have been on a stand-alone basis. If you did not provide this disclosure because it is not practicable to estimate what the expenses would have been on a stand-alone basis, please disclose a statement to this effect.

Response:

We acknowledge the Staff’s comment. Given the nature of these costs, it is not practicable for us to estimate what these costs would have been on a stand-alone basis. We have included a statement to this effect on pages F-16 and F-30.

65. We note that calculations of Adjusted EBITDA seen elsewhere in your filing include an adjustment for long-term incentive and equity compensation expense. Please confirm to

Securities and Exchange Commission

October 7, 2011

us, if true, that this expense [is] included in the amounts allocated for personnel expense, and revise this footnote to describe in better detail the types of personnel expense you have incurred and to quantify the amount related to each major category of personnel expense.

Response:

We confirm that the adjustment for long-term incentive and equity compensation expense is included in the amounts allocated for personnel expense. We have clarified this and also disclosed the amount of long-term incentive and equity compensation allocated on pages F-17 and F-30.

Reportable Segment, page F-18

66. Please explain to us in more detail how you determined that you have one reportable segment. Please address in your response whether your operating segments are the same as your reportable segments or whether you have aggregated multiple operating segments into your reportable segments. Please also describe in reasonable detail the types of reports that are reviewed by your CODM and the types of information that are included therein. Please revise future filings to clarify whether you aggregate multiple operating segments consistent with paragraph ASC 280-10-50-21.

Response:

We have determined that we have one operating and one reportable segment and have identified our Chief Executive Officer as the CODM. The Company historically was included in the midstream segment of NRGY (“NRGY’s Midstream Segment”), which includes Inergy Midstream, LLC and its subsidiaries, as well as NRGY’s West Coast NGL business. As we will be a new stand-alone entity, our analyses of the information utilized by the CODM to make decisions regarding allocation of capital will be consistent with information historically utilized by the CODM at NRGY’s Midstream Segment, but will exclude Tres Palacios Gas Storage LLC, US Salt, LLC and NRGY’s West Coast NGL business. Further, all of the operations of the Company are operated by the same division President, who reports directly to the CODM.

We have clarified that we have one operating and one reporting segment on pages F-18 and F-31.

Recently Issued Accounting Pronouncements, page F-18

67. We note your discussion of ASC 810-10 and your disaggregation of equity and net income between non-controlling partners and members. Please tell us what entity interest is represented by the non-controlling partners and consider clarifying this within your footnotes.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the non-controlling interest is related to certain minority partners in our Steuben storage facility. The entire non-controlling interest was acquired during the fiscal year ended September 30, 2010. Please see pages F-18 and F-31, which clarify this point.

Securities and Exchange Commission

October 7, 2011

Financial Statements for the Nine Months Ended June 30, 2011

General

68. Please apply all of our comments, to the extent they are applicable, to your interim financial statements.

Response:

We have revised our disclosure accordingly. Please see pages F-22 through F-33.

Note 5. Related Party Transactions, page F-32

69. We read on page 125 that you provide firm storage services utilizing 100% of the storage capacity at your Bath NGL storage facility to an affiliate, Inergy Propane, under a contact entered into in March 2011. Please ensure that your related party footnote provides all disclosures required by ASC 850-10-50-1 and tell us how you considered the guidance in Rule 4-08(k) of Regulation S-X.

Response:

We have revised our disclosure to add a sentence to the related party footnotes on pages F-20 and F-32 to describe the nature of the related party transactions. We believe our disclosure complies with FASB ASC 850-10-50-1. We have disclosed the balance of the related party payable on the face of the balance sheet in accordance with Rule 4-08(k) of Regulation S-X. We have not separately classified the related party transactions that result in revenue because they were not significant, and we disclosed the amounts fully in the footnotes. The following table provides the percentages of total revenue and net income relating to storage space leased by the Company to NRGY at the Bath facility:

	For the year ended September 30,			For the nine months ended June 30,
	2008	2009	2010	2010	2011
Percentage of revenue	—	0.1%	0.5%	0.4%	3.0%
Percentage of net income	—	0.4%	2.0%	2.0%	7.0%

Note 6. Subsequent Events, page F-33

70. We note that on July 13, 2011, you closed on your previously announced acquisition of the Seneca Lake natural gas storage facility and two related pipelines for approximately $65 million from New York State Electric & Gas Corporation. Please provide us with your analysis of whether this is an acquisition of a business or an acquisition of assets, and revise your footnote to more clearly explain your accounting for this acquisition.

Securities and Exchange Commission

October 7, 2011

Response:

We acknowledge the Staff’s comment. The acquisition of Seneca Lake is an acquisition of assets that collectively constitute a business and therefore it is accounted for under FASB ASC 805. The acquisition of Seneca Lake was considered a significant acquisition for purposes of applying FASB ASC 805 as the total assets acquired exceeded 10% of the consolidated assets of the Company. Audited financial statements of Seneca Lake were not required as the acquisition was not considered significant under Rule 3-05 of Regulation S-X. The following details our test in determining the significance of the Seneca Lake acquisition to the Company’s financial statements:

Purchase price / consolidated assets	13%
Acquired assets / consolidated assets	13%
Acquired net income / consolidated net income	5%

We have revised our disclosure on pages F-20 and F-33 to clarify our accounting for this transaction.

Item 17. Undertakings, page II-3

71. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

We have revised page II-3 to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-5

72. Please clarify whether you currently have any directors. If so, please revise to have a majority of your directors or persons performing similar functions sign the registration statement. Please see Instruction 1 to the Signatures section of Form S-1.

Response:

As disclosed in the Registration Statement, prior to the closing of this offering, Inergy Midstream, LLC will convert from a Delaware limited liability company to a Delaware limited partnership and change its name to Inergy Midstream, L.P. Inergy Midstream, L.P. will be managed and operated by the board of directors and executive officers of its general partner, NRGM GP, LLC. The conversion has not yet occurred and, accordingly, Inergy Midstream, LLC, the registrant, is currently managed by the sole representative, John J. Sherman, of its sole member, Inergy, L.P. Mr. Sherman signed the Registration Statement. In a subsequent amendment and upon the conversion, the Registration Statement will be signed by a majority of the board of directors of NRGM GP, LLC.

Securities and Exchange Commission

October 7, 2011

Index to Exhibits, page II-6

73. Please file your articles of incorporation and bylaws as currently in effect. Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

Response:

We have filed the Limited Liability Company Agreement of Inergy Midstream, LLC (formerly Inergy Acquisition Company, LLC), as currently in effect, as Exhibit 3.1 to Amendment No. 1.

74. Please file a form of common unit certificate. Please see Item 601(b)(4) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and undertake to file a form of common unit certificate as Exhibit 4.1 in a subsequent amendment to the Registration Statement.

75. Please file your revolving credit facility as an exhibit or tell us why it is not appropriate to do so. Please see Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our revolving credit facility with our lenders and that we expect to finalize those terms prior to the commencement of this offering. The Company hereby undertakes to file our revolving credit facility as an exhibit to the Registration Statement in a subsequent amendment.

[Signature Page Follows.]

Securities and Exchange Commission

October 7, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, LLC

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr.
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission
David P. Oelman, Vinson & Elkins L.L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Laura L. Tyson, Baker Botts L.L.P.